UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*

Excel Maritime Carriers Ltd.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

V3267N107
(CUSIP Number)

Gabriel Panayotides
17th km National Road Athens
Lamia & Finikos Street
145-64 Nea Kifisia
Athens, Greece

With a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	V3267N107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lhada Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,607,143 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,607,143 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

15,607,143 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS

(1)	Includes warrants to purchase up to 2,750,000 shares of the Issuer’s Class A common stock (“Common Shares”), at an exercise price of $3.50 per share.

CUSIP No.	V3267N107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tanew Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,607,143 (2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,607,143 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

15,607,143 (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS

(2)	Includes warrants to purchase up to 2,750,000 Common Shares at an exercise price of $3.50 per share.

CUSIP No.	V3267N107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabriel Panayotides (3)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

33,464,286 (3)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

33,464,286 (3)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

33,464,286 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

(3)
Mr. Panayotides may be deemed to beneficially own 33,464,286 Common Shares, which includes (i) 31,214,286 Common Shares and warrants to purchase up to 5,500,000 Common Shares at an exercise price of $3.50 per share, through Lhada Holdings Inc. and Tanew Holdings Inc., the shares of which are held in trust through a Declaration of Trust governed by Cypriot law (the “Trust”), the beneficiaries of which are members associated with Mr. Panayotides’ family; and (ii) 2,250,000 Common Shares of which Mr. Panayotides is the controlling person.  Mr. Panayotides disclaims beneficial ownership of 31,214,286 Common Shares, composed of the Common Shares beneficially owned by Lhada Holdings Inc. and Tanew Holdings Inc., except to the extent of his voting and dispositive interests in such shares.  Mr. Panayotides has no pecuniary interest in such Common Shares.

CUSIP No.	V3267N107

Introduction

This Amendment No. 1 to Schedule 13D (“Amendment No. 1 to Schedule 13D”) amends the Schedule 13D filed on April 10, 2009 (the “Schedule 13D”) by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Shares (as defined in Item 1, below) of Excel Maritime Carriers Ltd. (the “Issuer”).

This Amendment No. 1 to Schedule 13D reflects a change in the number of shares beneficially owned by one Reporting Person, Gabriel Panayotides, and, for each Reporting Person, a change in the percentage of class represented by their ownership since the filing of the Schedule 13D.

Item 1.	Security and Issuer.

The name of the issuer is Excel Maritime Carriers Ltd., a Liberian corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 17th km National Road Athens Lamia & Finikos Street, 145-64 Nea Kifisia, Athens, Greece.  This Schedule 13D relates to shares of the Issuer’s Class A common stock (the “Common Shares”), warrants to purchase Common Shares at an exercise price of $3.50 per share (the “Warrants”) and Common Shares issuable on exercise of the Warrants (the “Warrant Shares”) (Common Shares, Warrants and Warrant Shares, collectively the “Shares”).

Item 2.	Identity and Background.

(a)
This Amendment No. 1 to Schedule 13D is being filed by Lhada Holdings Inc., a Liberian corporation (“Lhada”), Tanew Holdings Inc., a Liberian corporation (“Tanew”); and Gabriel Panayotides, a Greek citizen (“Mr. Panayotides”) (Lhada, Tanew and Mr. Panayotides, collectively the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is: c/o Gabriel Panayotides 17th km National Road Athens Lamia & Finikos Street 145-64 Nea Kifisia Athens, Greece
(c)	The principal business of Lhada and Tanew is acting as investment holding companies. Mr. Panayotides serves as the Chairman of the board of directors of the Issuer.

Mr. Panayotides may be deemed to beneficially own 31,214,286 Common Shares and warrants to purchase up to 5,500,000 Common Shares at an exercise price of $3.50 per share, through Lhada Holdings Inc. and Tanew Holdings Inc., the shares of which are held in trust through a Declaration of Trust governed by Cypriot law, the beneficiaries of which are members associated with Mr. Panayotides’ family.  Mr. Panayotides disclaims beneficial ownership of such Common Shares except to the extent of his voting and dispositive interests in such Common Shares and has no pecuniary interest in such Common Shares. Mr. Panayotides is also the sole director of both Lhada and Tanew.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows: Lhada: Liberian corporation; Tanew: Liberian corporation; and Mr. Panayotides: Citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 8, 2009, the Issuer’s Board of Directors awarded to Mr. Panayotides 2,000,000 Common Shares (the “Compensation Shares”).  The Compensation Shares were issued to Mr. Panayotides on July 16, 2009, at no expense to Mr. Panayotides.

Item 4.	Purpose of Transaction.

The Compensation Shares were awarded to Mr. Panayotides in consideration for his efforts toward the Issuer’s business performance in the calendar year 2008 as the Issuer’s President and the Chairman of the Issuer’s Board of Directors.

Mr. Panayotides serves as Chairman of the board and a director of the Issuer.  As Chairman, Mr. Panayotides may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to acquire or dispose of shares Common Stock and Warrants, or to formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock or Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a), (b) As of August 25, 2009, there were 79,665,159 Common Shares outstanding. Based on such information, the Reporting Persons report beneficial ownership of the following Common Shares:

Lhada may be deemed to beneficially own 15,607,143 Common Shares, representing approximately 19.6% of the outstanding Common Shares.  Lhada has the sole power to vote 0 Common Shares and the shared power to vote 15,607,143 Common Shares.  Lhada has the sole power to dispose of 0 Common Shares and the shared power to dispose of 15,607,143 Common Shares.

Tanew may be deemed to beneficially own 15,607,143 Common Shares, representing approximately 19.6% of the outstanding Common Shares.  Tanew has the sole power to vote 0 Common Shares and the shared power to vote 15,607,143 Common Shares.  Tanew has the sole power to dispose of 0 Common Shares and the shared power to dispose of 15,607,143 Common Shares.

Mr. Panayotides may be deemed to beneficially own 33,464,286 Common Shares, representing approximately 42.0% of the outstanding Common Shares. Mr. Panayotides has the sole power to vote 33,464,286 Common Shares and the shared power to vote 0 Common Shares. Mr. Panayotides has the sole power to dispose of 33,464,286 Common Shares and the shared power to dispose of 0 Common Shares.

Mr. Panayotides disclaims beneficial ownership of 31,214,286 Common Shares, composed of the 15,607,143 Common Shares beneficially owned by Lhada and the 15,607,143 Common Shares beneficially owned by Tanew, except to the extent of his voting and dispositive interests in such Common Shares.  Mr. Panayotides has no pecuniary interest in such Common Shares.

No persons other than the persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c) Except for the award and issuance of the Compensation Shares described in Item 3, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.

(d) No person other than the beneficiaries of the Trust, and Mr. Panayotides to the extent of 2,250,000 Common Shares, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Stock Purchase Agreement entered into on March 2, 2009 and subsequently amended on March 31, 2009 (the “Stock Purchase Agreement”), Lhada and Tanew agreed to purchase from the Issuer an aggregate of (i) 25,714,286 Common Shares; and (ii) Warrants to purchase up to 5,500,000 Common Shares, for an aggregate purchase price of $45.0 million.  The Warrants, attached as Exhibits B and C to the Schedule 13D and incorporated by reference herein, have an exercise price equal to $3.50 per share and may be exercised at any time beginning on April 1, 2009 and terminating March 31, 2010.  The Common Shares, the Warrants and the Warrant Shares are subject to a 12 month lock-up which began on March 31, 2009.

Other than the Stock Purchase Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2009
(Date)

LHADA HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

TANEW HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

/s/ Gabriel Panayotides
Name: Gabriel Panayotides

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Excel Maritime Carriers Ltd. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: September 2, 2009
(Date)

LHADA HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

TANEW HOLDINGS INC.

By: /s/ Gabriel Panayotides
Name: Gabriel Panayotides
Title: Director

/s/ Gabriel Panayotides
Name: Gabriel Panayotides

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 02545 0001 1026334